UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

Quaker Chemical Corporation
(Name of Issuer) Common Stock, par value $1.00
(Title of Class of Securities) 747316107

(CUSIP Number)

Gulf Hungary Holding Korlátolt Felelősségű Társaság

and

QH Hungary Holdings Limited

BAH Center

2 Furj Street

1124 Budapest, Hungary

Attention: Judit Rozsa

Telephone: +36-20/940-2900

with a copy to:

Reb D. Wheeler, Esq.

Mayer Brown LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 506-2414

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) December 5, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 747316107
1.	Name of Reporting Person Gulf Hungary Holding Korlátolt Felelősségű Társaság
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Hungary
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 5,017(1)
	8.	Shared Voting Power: 3,956,103(2)
	9.	Sole Dispositive Power: 5,017(1)
	10.	Shared Dispositive Power: 3,956,103(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,961,120(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 22.3%(3)
14.	Type of Reporting Person (See Instructions): OO

(1) Consists of 5,017 shares of Common Stock of the Issuer (“Shares”) beneficially owned by Gulf Hungary Holding Korlátolt Felelősségű Társaság (a “Reporting Person” or “Gulf Hungary”), which are held in the name of Citibank N.A. pursuant to an Escrow Agreement (as defined in the Original Schedule 13D, as defined below) in order to secure the Reporting Person’s indemnification obligations under the Share Purchase Agreement (as defined in the Original Schedule 13D).

(2) Consists of 3,956,103 Shares owned directly by Gulf Hungary’s wholly-owned subsidiary QH Hungary Holdings Limited (also a “Reporting Person” or “QH Hungary”), of which:

•	2,123,167 Shares are pledged to and registered in the name of Citigroup Global Markets Inc., as custodian for the benefit of QH Hungary (in such capacity, the “Margin Loan Custodian”) pursuant to a Pledge and Security Agreement (as defined in the Original Schedule 13D) to secure QH Hungary's obligations under a Margin Loan (as defined in the Original Schedule 13D);

•	1,293,487 Shares are pledged to Citibank N.A. (“Citibank”) and held at Citigroup Global Markets Inc. (the “Citi PVF Custodian”) pursuant to the Pledge and Security Agreement, dated as of May 19, 2020, between QH Hungary and Citibank, as secured party (the “Citi PVF Security Agreement”) to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 19, 2020 (the “Citi Master Confirmation”), between QH Hungary and Citibank, as amended and supplemented by (i) Supplemental Confirmation, dated May 19, 2020 and amended and restated on November 24, 2021 and November 22, 2023 (the “First Citi Supplemental Confirmation”), (ii) Supplemental Confirmation No. 2, dated May 26, 2020 and amended and restated on March 9, 2021, November 24, 2021, August 10, 2022, March 6, 2023, May 22, 2024 and November 22, 2024 (the “Second Citi Supplemental Confirmation”), (iii) Supplemental Confirmation No. 3, dated August 27, 2020 and amended and restated on August 10, 2022 and May 22, 2024 (the “Third Citi Supplemental Confirmation”), (iv) Supplemental Confirmation No. 4, dated March 9, 2021 and amended and restated on November 24, 2021 and March 6, 2023 (the “Fourth Citi Supplemental Confirmation”), (v) Supplemental Confirmation No. 5, dated March 9, 2021 and amended and restated on August 10, 2022 and May 22, 2024 (the “Fifth Citi Supplemental Confirmation”), (vi) Supplemental Confirmation No. 6 originally entered into with JPMorgan Chase Bank, National Association (“JPMorgan”), dated August 27, 2020 and amended and restated and novated to Citibank on August 10, 2022, and as further amended on May 22, 2024 (the “Sixth Citi Supplemental Confirmation”), (vii) Supplemental Confirmation No. 7 originally entered into with JPMorgan, dated March 9, 2021 and amended and restated and novated to Citibank on August 10, 2022 and as further amended on May 22, 204 (the “Seventh Citi Supplemental Confirmation”), (viii) Supplemental Confirmation No. 8, dated May 22, 2024 (the “Eighth Citi Supplemental Confirmation”), and (ix) Supplemental Confirmation No. 9, dated November 22, 2024 (the “Ninth Citi Supplemental Confirmation”), as further described in Item 6 below.

•	539,449 Shares are pledged to Royal Bank of Canada (“RBC”) and held at RBC Capital Markets LLC (the “RBC PVF Custodian”) pursuant to the Pledge and Security Agreement, dated as of May 26, 2020, between QH Hungary and RBC, as secured party (the “RBC PVF Security Agreement”) to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 26, 2020 (the “RBC Master Confirmation”), between QH Hungary and RBC, as amended and supplemented by (i) Supplemental Confirmation, dated May 26, 2020 and amended and restated on March 9, 2021, November 24, 2021, August 10, 2022, March 6, 2023, May 22, 2024 and November 22, 2024 (the “First RBC Supplemental Confirmation”), (ii) Supplemental Confirmation No. 2, dated March 9, 2021 and amended and restated on November 24, 2021 and March 6, 2023 (the “Second RBC Supplemental Confirmation”), (iii) Supplemental Confirmation No. 3, dated March 9, 2021 and amended and restated on August 10, 2022 and May 22, 2024 (the “Third RBC Supplemental Confirmation”), (iv) Supplemental Confirmation No. 4 originally entered into with JPMorgan, dated March 9, 2021 and amended and restated and novated to RBC on November 24, 2021, and further amended and restated on March 6, 2023 (the “Fourth RBC Supplemental Confirmation”), (v) Supplemental Confirmation No. 5, dated May 22, 2024 (the “Fifth RBC Supplemental Confirmation”), (vi) Supplemental Confirmation No. 6, dated November 22, 2024 (the “Sixth RBC Supplemental Confirmation”), as further described in Item 6 below.

(3) Based upon 17,787,813 shares of Common Stock outstanding as of October 28, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024, as filed with the Securities and Exchange Commission on October 31, 2024.

CUSIP No. 747316107
1.	Name of Reporting Person QH Hungary Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Hungary
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,956,103(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,956,103(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,956,103(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 22.2%(2)
14.	Type of Reporting Person (See Instructions): OO

(1) Consists of 3,974,106 Shares beneficially owned by QH Hungary, of which:

•	2,123,167 Shares are pledged to and registered in the name of the Margin Loan Custodian pursuant to a Pledge and Security Agreement to secure QH Hungary's obligations under a Margin Loan;

•	1,293,487 Shares are pledged to Citibank N.A. (“Citibank”) and held at Citigroup Global Markets Inc. (the “Citi PVF Custodian”) pursuant to the Pledge and Security Agreement, dated as of May 19, 2020, between QH Hungary and Citibank, as secured party (the “Citi PVF Security Agreement”) to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 19, 2020 (the “Citi Master Confirmation”), between QH Hungary and Citibank, as amended and supplemented by (i) Supplemental Confirmation, dated May 19, 2020 and amended and restated on November 24, 2021 and November 22, 2023 (the “First Citi Supplemental Confirmation”), (ii) Supplemental Confirmation No. 2, dated May 26, 2020 and amended and restated on March 9, 2021, November 24, 2021, August 10, 2022, March 6, 2023, May 22, 2024 and November 22, 2024 (the “Second Citi Supplemental Confirmation”), (iii) Supplemental Confirmation No. 3, dated August 27, 2020 and amended and restated on August 10, 2022 and May 22, 2024 (the “Third Citi Supplemental Confirmation”), (iv) Supplemental Confirmation No. 4, dated March 9, 2021 and amended and restated on November 24, 2021 and March 6, 2023 (the “Fourth Citi Supplemental Confirmation”), (v) Supplemental Confirmation No. 5, dated March 9, 2021 and amended and restated on August 10, 2022 and May 22, 2024 (the “Fifth Citi Supplemental Confirmation”), (vi) Supplemental Confirmation No. 6 originally entered into with JPMorgan Chase Bank, National Association (“JPMorgan”), dated August 27, 2020 and amended and restated and novated to Citibank on August 10, 2022 and as further amended on May 22, 2024 (the “Sixth Citi Supplemental Confirmation”), (vii) Supplemental Confirmation No. 7 originally entered into with JPMorgan, dated March 9, 2021 and amended and restated and novated to Citibank on August 10, 2022 and as further amended on May 22, 204 (the “Seventh Citi Supplemental Confirmation”), (viii) Supplemental Confirmation No. 8, dated May 22, 2024 (the “Eighth Citi Supplemental Confirmation”), and (ix) Supplemental Confirmation No. 9, dated November 22, 2024 (the “Ninth Citi Supplemental Confirmation”), as further described in Item 6 below.

•	539,449 Shares are pledged to Royal Bank of Canada (“RBC”) and held at RBC Capital Markets LLC (the “RBC PVF Custodian”) pursuant to the Pledge and Security Agreement, dated as of May 26, 2020, between QH Hungary and RBC, as secured party (the “RBC PVF Security Agreement”) to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 26, 2020 (the “RBC Master Confirmation”), between QH Hungary and RBC, as amended and supplemented by (i) Supplemental Confirmation, dated May 26, 2020 and amended and restated on March 9, 2021, November 24, 2021, August 10, 2022, March 6, 2023, May 22, 2024, and November 22, 2024 (the “First RBC Supplemental Confirmation”), (ii) Supplemental Confirmation No. 2, dated March 9, 2021 and amended and restated on November 24, 2021 and March 6, 2023 (the “Second RBC Supplemental Confirmation”), (iii) Supplemental Confirmation No. 3, dated March 9, 2021 and amended and restated on August 10, 2022 and May 22, 2024 (the “Third RBC Supplemental Confirmation”), (iv) Supplemental Confirmation No. 4 originally entered into with JPMorgan, dated March 9, 2021 and amended and restated and novated to RBC on November 24, 2021, and further amended and restated on March 6, 2023 (the “Fourth RBC Supplemental Confirmation”), (v) Supplemental Confirmation No. 5, dated May 22, 2024 (the “Fifth RBC Supplemental Confirmation”), (vi) Supplemental Confirmation No. 6, dated November 22, 2024 (the “Sixth RBC Supplemental Confirmation”), as further described in Item 6 below.

(2) Based upon 17,787,813 shares of Common Stock outstanding as of October 28, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024, as filed with the Securities and Exchange Commission on October 31, 2024.

SCHEDULE 13D/A

Introductory Note

This Amendment No. 22 to Schedule 13D (this “Amendment No. 22”) amends and supplements the statement on Schedule 13D filed on August 9, 2019, as amended by Amendment No. 1 filed on April 9, 2020, Amendment No. 2 filed on May 21, 2020, Amendment No. 3 filed on May 28, 2020, Amendment No. 4 filed on August 31, 2020, Amendment No. 5 filed on March 11, 2021, Amendment No. 6 filed on May 26, 2022, Amendment No. 7 filed on July 13, 2022, Amendment No. 8 filed on July 18, 2022, Amendment No. 9 filed on July 21, 2022, Amendment No. 10 filed on July 26, 2022, Amendment No. 11 filed on July 29, 2022, Amendment No. 12 filed on August 3, 2022, Amendment No. 13 filed on August 8, 2022, Amendment No. 14 filed on August 11, 2022, Amendment No. 15 filed on August 12, 2022, Amendment No. 16 filed on March 8, 2023, Amendment No. 17 filed on November 27, 2023, Amendment No. 18 filed on May 24, 2024, Amendment No. 19 filed on November 26, 2024, Amendment No. 20 filed on November 27, 2024 and Amendment No. 21 filed on December 4, 2024 (together, the “Original Schedule 13D”) with the Securities and Exchange Commission (the “SEC”).

This Amendment No. 22 is being filed in relation to the settlement of a portion of five existing and previously reported variable prepaid forward sale contracts (“VPFs”) (two with Citibank N.A. (“Citibank”) and three with the Royal Bank of Canada (“RBC”)), by QH Hungary (the “Partial Settlement”).

After consummation of the Partial Settlement described above, QH Hungary remained the direct beneficial owner, of a total of 3,956,103 Shares and Gulf Hungary remained the indirect beneficial owner of the same 3,956,103 Shares. Gulf Hungary continues to be the direct beneficial owner of a separate 5,017 Shares. All 3,956,103 Shares directly owned by QH Hungary remain subject to the Shareholder Agreement (as defined in the Original Schedule 13D) to which QH Hungary also became a party by executing a joinder thereto.

This Amendment No. 22 is filed jointly by the Reporting Persons. All disclosure for items contained in the Original Schedule 13D is incorporated herein by reference, subject to being amended by the additional information provided for such item in this Amendment No. 22. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

This Amendment No. 22 relates to the Partial Settlement, the purpose of which is to settle a portion of existing and previously reported prepaid variable share forward transactions with Citibank and RBC by delivering shares of Common Stock, to Citibank and RBC.

On December 5, 2024, December 6, 2024 and December 9, 2024, QH Hungary settled a portion of five existing and previously reported prepaid variable share forward transactions with Citibank and RBC (each, a “VPF Counter Party”) by delivering 3,043 shares of Common Stock and 2,958 shares of Common Stock, to Citibank and RBC, respectively, on each of such dates (delivering an aggregate of 18,003 shares of Common Stock during such three-day period), in order to settle its obligations under the previously reported prepaid variable share forward transactions with each of the respective VPF Counter Parties as of such dates. These shares represented a portion of the total shares underlying the previously reported prepaid variable share forward transactions with Citibank and RBC.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) – (b) The information contained on the cover pages to this Amendment No. 22 is incorporated herein by reference. The Shares reported on this Amendment No. 22 are held by the Reporting Persons. QH Hungary is a wholly-owned subsidiary of Gulf Hungary, which is owned by Gulf Houghton, which is a subsidiary of Gulf Oil International. Gulf Oil International is owned by Amas Holding SPF (“Amas Holding”), a private wealth holding company, which in turn is beneficially owned by multiple members of the Hinduja family, with no single individual having a beneficial interest in Amas Holding of 5% or more. Based upon 17,787,813 shares of Common Stock outstanding as of October 28, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024, as filed with the Securities and Exchange Commission on October 31, 2024, the Shares owned by the Reporting Persons constitutes approximately 22.3% of the issued and outstanding Common Stock of the Issuer.

Except for the Shares owned by the Reporting Persons, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed in Item 2(a)-(c) hereto beneficially owns any other securities of the Issuer.

(c) Except as described in Item 3, Item 4 and Item 6, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed in Item 2(a)-(c), have effected any transactions in the Common Stock during the past 60 days.

(d) Except as described in Item 3, Item 4 and Item 6, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment No. 22.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to add the following:

The information contained in Item 3 and 4 of the Original Schedule 13D, as amended by this Amendment No. 22, is hereby incorporated by reference herein.

On December 5, 2024, December 6, 2024 and December 9, 2024, QH Hungary effected the Partial Settlement.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 9, 2024

Gulf Hungary Holding Korlátolt Felelősségű Társaság

By:	/s/ Dr. Robert Dennis Partay
	Name:	Dr. Robert Dennis Partay
	Title:	Proxy for Michael Kelleher, Managing Director of the Reporting Person

By:	/s/ Judit Rozsa
	Name:	Judit Rozsa
	Title:	Managing Director

QH HUNGARY HOLDINGS LIMITED

By:	/s/ Dr. Robert Dennis Partay
	Name:	Dr. Robert Dennis Partay
	Title:	Proxy for Michael Kelleher, Managing Director of the Reporting Person

By:	/s/ Judit Rozsa
	Name:	Judit Rozsa
	Title:	Managing Director